RED PINE PETROLEUM LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Head Office

Suite 620 - 650 West Georgia Street

Vancouver, BC

V6B 4N9

Registered and Records Office

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

The accompanying unaudited condensed interim financial statements of Red Pine Petroleum Ltd (the "Company") have been prepared by and are the responsibility of management.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

AS AT
	June 30,	March 31,
	2021	2021

ASSETS

Current
Cash	$550,826	$572,135
GST/HST recoverable	5,204	5,124

TOTAL ASSETS	$556,030	$577,259

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable (Note 5)	$8,705	$18,844
Accrued liabilities	17,500	12,480

	26,205	31,324
Shareholders' Equity
Share capital (Note 3)	3,335,905	3,335,905
Share-based payment reserve	127,169	127,169
Warrants (Note 4)	160,000	160,000
Deficit	(3,093,249)	(3,077,139)

	529,825	545,935

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$556,030	$577,259

Nature and continuance of operations (Note 1)

Approved on behalf of the Board on August 16, 2021

"Richard Paolone" (signed)	Director	"Matthew Fish" (signed)	Director

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30, 2021

	2021	2020

EXPENSES
Office	$81	$18
Professional fees	7,600	1,000
Transfer agent and filing fees	8,429	2,548

	$16,110	$3,566

OTHER EXPENSES (GAINS)

Write-off of accounts payable	$-	$(18,845)

Comprehensive income (loss) for the period	(16,110)	15,279

Basic and diluted gain / loss per common share	(0.00)	0.00

Weighted average number of common shares outstanding	334,332,402	234,332,402

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

RED PINE PETROLEUM LTD.
UNAUDITED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Share capital

	Number of shares	Amount	Share-based payment reserve	Deficit	Warrants	Total
Balance at March 31, 2020	234,332,402	$2,835,905	$127,169	$(3,029,147)	160,000	$93,927
Comprehensive income (loss) for the period	-	-	-	15,279	-	15,279
Balance at June 30, 2020	234,332,402	$2,835,905	$127,169	$(3,013,868)	160,000	$109,206

Balance at March 31, 2021	334,332,402	$3,335,905	$127,169	$(3,077,139)	160,000	$545,935
Comprehensive income (loss) for the period	-	-	-	(16,110)	-	(16,110)
Balance at June 30, 2021	334,332,402	$3,335,905	$127,169	$(3,093,249)	160,000	$529,825

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

RED PINE PETROLEUM LTD.
UNAUDITED CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED JUNE 30, 2021

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Comprehensive income (loss) for the period	$(16,110)	$15,279

Item not involving cash:
Accrued interest	-	-
Changes in non-cash working capital items:
GST recoverable	(80)	(242)
Accounts payable and accrued liabilities	(5,119)	(17,844)

Net cash used in operating activities	(21,309)	(2,807)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs - finders fee	-	-

Net cash provided by financing activities	-	-

Change in cash during the period	(21,309)	(2,807)

Cash, beginning of period	572,135	103,470

Cash, end of period	$550,826	$100,663

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2021 (Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Red Pine Petroleum Ltd., formerly known as Red Pine Investment Ltd., (the "Company"), was incorporated under the laws of the Province of British Columbia on July 30, 2008. Effective January 21, 2014, as a result of completing its Qualifying Transaction (Note 3), the Company met the requirements and became listed as a TSX Venture Exchange ("TSX-V") Tier 2 company classified as an oil and gas exploration and development company. The Company's listing was transferred from NEX to TSX-V, with its trading symbol changed from "RPN.H" to "RPN". During the year ended March 31, 2020, the Company received shareholder approval to relinquish its oil and gas rights (Note 3) and applied for voluntary delisting of the Company's common shares from the TSX-V, for which approval was received on July 25, 2019.

On April 8, 2021 the Company entered into a definitive business combination agreement (the "Business Combination Agreement") with HB2 Origination, LLC ("Origination"), pursuant to which, and among other things, Origination will complete a reverse take-over of Red Pine (the "Proposed Transaction") and the securityholders of Origination will hold substantially all of the outstanding securities of Red Pine following completion of the Proposed Transaction (the "Resulting Issuer" or "Alpine"). The Resulting Issuer will carry on the business of Origination as "Alpine Summit Energy Partners, Inc." and has applied for a listing on the TSX Venture Exchange (the "Exchange"), with the ticker ALPS.V.

On April 12, 2021, the Company entered into warrant cancellation agreements with its warrant holders (the "Holders") to cancel all warrants previously issued (40,000,000) pursuant to the private placement completed in January 2020. The Company and the Holders entered into the warrant cancellation agreements as a condition to the closing of the Business Combination Agreement. Each Holder was entitled to purchase one common share for a period of 60 months following closing of the January 2020 offering at a price of $0.005 per Common share.

These unaudited condensed interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At June 30, 2021, the Company had no sources of revenue and an accumulated deficit $3,093,249 (March 31, 2021 - deficit of $3,077,139). These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2021 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance and basis of presentation

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). These unaudited consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

These unaudited condensed interim financial statements have been prepared on a historical cost basis, except for cash which is classified at fair value through profit and loss. In addition, these unaudited condensed interim financial statements are presented in Canadian dollars, which is also the Company's functional currency.

The unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 16, 2021.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

a. Deferred income taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

b. Going concern

Management assessment of going concern and uncertainties of Red Pine's ability to raise additional capital and/or obtain financing to meet its commitments.

IFRS pronouncements not yet implemented

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company's financial statements.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2021 (Expressed in Canadian Dollars)

3. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited common shares without par value.

Share issuances

During the quarters ended June 30, 2021 and 2020, there were no share issuances.

During the year ended March 31, 2021, the following shares issuances were made:

On February 12, 2021, the Company completed a non-brokered private placement of 100,000,000 common shares at a price of $0.005 per common share for gross proceeds of $500,000.

Stock option plan

The Company adopted a stock option plan under which it can grant options to directors, officers, employees, and consultants for up to 10% of the issued and outstanding common shares. The number of shares reserved for issuance under the plan shall not exceed 10% of the issued and outstanding common shares. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum of 10 years and vest as determined by the board of directors.

No stock options were outstanding at June 30, 2021 and March 31, 2021.

4. WARRANTS

The following table reflects the continuity of warrants for the period presented.

	Number of warrants	Weighted Average Exercise price
Balance, March 31, 2020 and 2021	40,000,000	$0.005
Cancelled (Note 1)	(40,000,000)	$0.005
Balance, June 30, 2021	-

5. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, or companies with common directors of the Company.

During the period ended June 30, 2021, the Company incurred the following charges with key management personnel:

Included in accounts payable is $12,500 (March 31, 2021- $12,500) due to companies controlled by directors of the company.